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                                                                  Exhibit (a)(3)

                          [LOGO] Captaris
                                   Business within your reach.

                                 June 12, 2001

Dear Captaris Stock Optionee:

     It is with great pleasure that we present you with what we believe to be exciting news related to your stock options.

     We are offering to exchange certain outstanding options to purchase shares of our common stock granted under the Captaris, Inc. 1989 Restated Stock Option Plan (the "1989 Plan") having an exercise price greater than $10.00 held by our current U.S. employees and officers (except that employees who, as of April 18, 2001 (the date of our proxy statement), were former officers of Captaris are not eligible to participate) for new options to be granted under the Captaris, Inc. 2000 Non-Officer Employee Stock Compensation Plan (the "NOE Plan") and the 1989 Plan (together with the NOE Plan, the "Stock Plans"). We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related election form (which, together with any amendments or supplements hereto or thereto, collectively constitute the "offer"). The number of shares of common stock subject to the new options to be granted to each option holder will be determined by application of the following exchange ratios, which are based on the exercise price of the respective outstanding eligible options tendered by such option holder and accepted for exchange, subject to any adjustments for stock splits, stock dividends and similar events:

Exercise Price of Option  Number of Shares Subject to  Number of Shares Subject
    to be Exchanged         Option to be Exchanged          to New Options
------------------------  ---------------------------  ------------------------
    $10.01 to $15.00                 2.0                        1.0
    $15.01 to $20.00                 3.0                        1.0
    $20.01 to $25.00                 4.0                        1.0
    $25.01 or more                   5.0                        1.0

     If the number of shares subject to your new option would not equal a whole number, we will round your new grant to the nearest whole number (rounding up for .50). If the total number of option shares you would receive under this offer based on these exchange ratios would be less than 250 shares, your new grant will be issued as an option to purchase 250 shares. We will grant the new options on the first business day after the exchange period expires. All new options will be granted under the NOE Plan, except that if you are an officer and therefore not eligible to receive a grant under the NOE Plan, your new grant will be made under the 1989 Plan. This exchange is strictly voluntary. We will not accept partial tenders of options. You must tender all or none of your eligible options in order to participate in this exchange.
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     This offer to exchange is being presented to provide you with a greater incentive to positively impact the upward price of our stock as you perform your job and to participate in the increasing value of Captaris, Inc.

     The new option we will grant you in exchange for the cancellation of your current options will have substantially the same terms as your current options, except as follows:

     . Exercise Price. The per share exercise price of the new option will be the lesser of (a) $3.00 or (b) the average of the high and low per share sales prices for the common stock as reported on Nasdaq on the day the offer expires. Please refer to the Offer to Exchange for more information on our recent stock prices.

     . Vesting. The new option will vest 3 years from the date we grant the new option under the following schedule: 25 percent will vest six months after the date of grant and an additional 2.5 percent will vest each month thereafter. The vesting schedule of the new option will not begin until the grant date of such option. In the case of disability, death or termination without cause or certain corporate transactions, the new option will be exercisable as provided in the Stock Plan under which it was issued.

     .  Term. The term of the new option will be 5 years from the date of grant.

     . Tax Status. All new options granted in this exchange will be granted as nonqualified stock options ("NSOs") regardless of whether your options tendered in the exchange were incentive stock options ("ISOs") or NSOs.

     The offer is explained in detail in the enclosed offer to exchange and election form. We encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender your options also are explained in detail in the enclosed materials.

     Although our board of directors has approved the offer, neither we nor our board of directors makes any recommendation as to whether or not you should tender your eligible options for exchange. You must make your own decision whether to tender your eligible options.

     The offer will expire at 5 p.m., Pacific Standard Time, on July 10, 2001, unless we extend the offer. Promptly following the expiration date of the offer and pursuant to the terms and subject to the conditions of the offer, we will accept for exchange and cancel all the tendered options and we will grant the new options on that day. We expect to distribute new option agreements within two weeks of the expiration date, to be executed by you and Captaris, Inc.

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     Please direct questions about the offer or requests for assistance or for additional copies of the offer to exchange and election form to Shan Koenig or to me at (425) 820-6000.

                              Sincerely,



                              Jeffrey B. deCillia

                              Executive Vice President, Chief Financial Officer and Secretary

Enclosures

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